SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

018680 306
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018680 306
1	NAMES OF REPORTING PERSONS:			Peter C. Chang

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐

(b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER	16,000 shares*
		6	SHARED VOTING POWER	1,758,640 shares
		7	SOLE DISPOSITIVE POWER	16,000 shares*
		8	SHARED DISPOSITIVE POWER	1,758,640 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

1,774,640 shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (9)			9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)			IN

*Subject to applicable community property laws. Includes 16,000 shares held in the name of Mr. Chang’s minor children.

Note: This Amendment No. 10 to Schedule 13G does not include 240,000 unvested restricted stock units (“RSUs”) granted to Peter C. Chang on May 6, 2011 as part of an aggregate award of 400,000 RSUs. The 400,000 RSUs vest in five equal annual installments, which vesting begin on May 1, 2012. Also does not include 120,000 RSUs granted to Peter C. Chang on April 19, 2013, which RSUs vest in three equal annual installments beginning on May 1, 2014. The RSUs vest in full in the event of a change in control of the Issuer or in the event of Mr. Chang’s termination due to death or involuntary discharge.

CUSIP No. 018680 306
1	NAMES OF REPORTING PERSONS:			Chang Family LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:			77-0553025
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐

(b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER	None
		6	SHARED VOTING POWER	1,558,640 shares
		7	SOLE DISPOSITIVE POWER	None
		8	SHARED DISPOSITIVE POWER	1,558,640 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON			1,558,640 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (9)			8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)			00

CUSIP No. 018680 306
1	NAMES OF REPORTING PERSONS:			The Peter and Mary Chang Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:			46-3723472
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐

(b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER	None
		6	SHARED VOTING POWER	200,000 shares
		7	SOLE DISPOSITIVE POWER	None
		8	SHARED DISPOSITIVE POWER	200,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON			200,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
11	PERCENT OF CLASS REPRESENTED
	BY AMOUNT IN ROW (9)			1.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)			00

Item 1(a) Name of Issuer:

       Alliance Fiber Optic Products, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

       275 Gibraltar Drive, Sunnyvale, California 94089

Item 2(a) Name of Person Filing:

       (i) Peter C. Chang;

       (ii) Chang Family LLC

       (iii) The Peter and Mary Chang Foundation

Item 2(b) Address of Principal Business Office or, if none, Residence:

       275 Gibraltar Drive, Sunnyvale, California 94089

Item 2(c) Citizenship:

       (i) United States;

       (ii) California

Item 2(d) Title of Class of Securities:

       Common Stock, $0.001 par value

Item 2(e) CUSIP Number:

       018680 306

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in section 3(a) (6) of the Act.
(c)	☐	Insurance Company as defined in section 3(a) (19) of the Act.
(d)	☐	Investment Company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);
(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,774,640 shares of Common Stock beneficially owned by Peter C. Chang, of which 1,558,640 shares are held by the Chang Family LLC and 200,000 shares are held by the Peter and Mary Chang Foundation.

(b)	Percent of class: The Chang Family LLC and the Peter and Mary Chang Foundation beneficially own 8.5% and 1.1%, respectively. The calculation of percentage of beneficial ownership was derived from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, in which the Issuer stated that the number of shares of Common Stock outstanding as of October 31, 2013 was 18,335,022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 16,000 shares*

	(ii)	Shared power to vote or to direct the vote: 1,558,640 shares held by the Chang Family LLC.

	(iii)	Shares power to vote or to direct the vote: 200,000 shares held by the Peter and Mary Chang Foundation.

	(iv)	Sole power to dispose or to direct the disposition of: 16,000 shares*

	(v)	Shared power to dispose or to direct the disposition of: 1,558,640 shares held by the Chang Family LLC.

	(vi)	Shares power to dispose or to direct the disposition of: 200,000 shares held by the Peter and Mary Chang Foundation.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Peter C. Chang beneficially owns 1,774,640 shares, of which 1,558,640 shares are held by the Chang Family LLC and 200,000 shares are held by the Peter and Mary Chang Foundation (Mr. Chang and his wife, Mary C. Chen, are the Managing Members). In addition, 16,000 shares are held in the name of Mr. Chang’s minor children.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

       Not applicable.

       * Subject to applicable community property laws. Includes 16,000 shares held in the name of Mr. Chang’s minor children.

       Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: January 31, 2014

/s/Peter C. Chang
Peter C. Chang

CHANG FAMILY LLC

By:	/s/Peter C. Chang
Peter C. Chang
Managing Member

PETER AND MARY CHANG FOUNDATION

By:	/s/Peter C. Chang
Peter C. Chang
Managing Member

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Alliance Fiber Optic Products, Inc. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 31, 2014

/s/Peter C. Chang
Peter C. Chang

CHANG FAMILY LLC

By:	/s/Peter C. Chang
Peter C. Chang
Managing Member

PETER AND MARY CHANG FOUNDATION

By:	/s/Peter C. Chang
Peter C. Chang
Managing Member